Exhibit 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G/A to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 13th day of January, 2017.

Laurene Powell Jobs Trust

By:	/s/ Laurene Powell Jobs
Laurene Powell Jobs
Trustee

/s/ Laurene Powell Jobs
Laurene Powell Jobs